GMAC
Commercial Mortgage
550 California Street, 12 th Floor
San Francisco, CA 94104
Tel. 415-835-9200
Fax 415-391-2949

Morgan Stanley Dean Witter Capital I, Inc.
Series 2004-HQ3
Annual Statement as to Compliance
For Period of March 1 through December 31, 2004

Pursuant to section 8.13 of the Pooling and Servicing Agreement, I attest that:

(A)
A review of the activities of GMAC Commercial Mortgage as Special Servicer during the period, and of its performance under this Agreement, has been made under my supervision.

(B)
To the best of my knowledge, based on such review, GMAC Commercial
Mortgage as Special Servicer, has fulfilled all its obligations under this
Agreement in all material respects throughout the period.

Date: 3/17/05

BY: /s/ Michele Heisler
Michele Heisler
Vice President, GMAC Commercial Mortgage Corporation